EXHIBIT 12.1

MGE Energy, Inc.

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2008

(In thousands)

Earnings
Net income	$52,768
Equity earnings	(6,937)
Income distribution from equity investees	5,272
Federal and state income taxes	29,056
Amortization of capitalized interest	102
Interest capitalized	(4,827)
Fixed charges	20,900
Total Earnings as Defined	$96,334

Fixed Charges
Interest expense on long-term debt and other	$13,457
Interest on rentals*	1,715
AFUDC - borrowed funds	356
Capitalized interest	4,827
Amortization of debt issuance costs	545
Total Fixed Charges	$20,900

Ratio of Earnings to Fixed Charges	4.61x

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.